SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)



                                  CHATTEM, INC.
                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                   162456 10 7
                                 (CUSIP Number)

                              MARION A. COWELL, JR.
             EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                             FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013
                                 (704) 374-6828

                                 with a copy to:

                                 TED A. GARDNER
                              SENIOR VICE PRESIDENT
                       FIRST UNION CAPITAL PARTNERS, INC.
                             ONE FIRST UNION CENTER
                        301 S. COLLEGE STREET - 5TH FLOOR
                      CHARLOTTE, NORTH CAROLINA 28288-0732
                                 (704) 374-4810
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 9, 1997
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                               Page 1 of 22 Pages

----------------------                                        ------------------
CUSIP No. 162456 10 7               13D                       Page 2 of 22 Pages
----------------------                                        ------------------


=====================================================================================================================
   1     NAME OF REPORTING PERSON                                                   First Union Capital Partners, Inc.
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [ ]

                                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                          WC
---------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
---------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                             VIRGINIA
---------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
   NUMBER OF                                                                                                        0
    SHARES            -----------------------------------------------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER
   OWNED BY
     EACH                                                                                                      670,282
   REPORTING          -----------------------------------------------------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH
                                                                                                                     0
                      -----------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                  [X]
---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                 7.8%
---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                                                                                   CO
=====================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 162456 10 7               13D                       Page 3 of 22 Pages
----------------------                                        ------------------


=====================================================================================================================
   1     NAME OF REPORTING PERSON                                                                First Union National
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                          Bank of Virginia

---------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [ ]

                                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                          AF
---------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
---------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                 National Association
---------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
   NUMBER OF                                                                                                        0
    SHARES            -----------------------------------------------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER
   OWNED BY
     EACH                                                                                                     670,282
   REPORTING          -----------------------------------------------------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH
                                                                                                                    0
                      -----------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                   [X]
---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                 7.8%
---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                                                                                   BK
=====================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 162456 10 7               13D                       Page 4 of 22 Pages
----------------------                                        ------------------


=====================================================================================================================
   1     NAME OF REPORTING PERSON                                                             First Union Corporation
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                               of Virginia

---------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [ ]

                                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                          AF
---------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
---------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                             VIRGINIA
---------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
   NUMBER OF                                                                                                        0
    SHARES            -----------------------------------------------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER
   OWNED BY
     EACH                                                                                                     670,282
   REPORTING          -----------------------------------------------------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH
                                                                                                                    0
                      -----------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                  [X]
---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                 7.8%
---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                                                                                   HC
=====================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 162456 10 7               13D                       Page 5 of 22 Pages
----------------------                                        ------------------


=====================================================================================================================
   1     NAME OF REPORTING PERSON                                                             First Union Corporation
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [ ]

                                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                          AF
---------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
---------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                       NORTH CAROLINA
---------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
   NUMBER OF                                                                                                        0
    SHARES            -----------------------------------------------------------------------------------------------
 BENEFICIALLY               8       SHARED VOTING POWER
   OWNED BY
     EACH                                                                                                     670,282
   REPORTING          -----------------------------------------------------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH
                                                                                                                    0
                      -----------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                              670,282
---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                  [X]
---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                 7.8%
---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                                                                                   HC
=====================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to shares of Common Stock, without par value (the "Common Stock"), of Chattem, Inc., a Tennessee corporation (the "Company"). The address of the Company's principal executive office is 1715 West 38th Street, Chattanooga, Tennessee 37409.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Statement is being jointly filed by First Union Capital Partners, Inc., a Virginia corporation ("FUCP"), by virtue of its direct beneficial ownership of Common Stock, and First Union National Bank of Virginia, N.A., a national association formerly known as "Dominion Bank, N.A." ("FUBV"), First Union Corporation of Virginia, a Virginia corporation ("FUCV"), and First Union Corporation, a North Carolina corporation ("FUC"), by virtue of their indirect beneficial ownership of Common Stock through their direct and indirect ownership of FUCP. The foregoing entities are collectively referred to herein as the "Reporting Persons."

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

                  Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

                  (b) The address of the principal business and principal office of FUCP is One First Union Center, 301 South College Street, 5th floor, Charlotte, North Carolina 28288-0732. The address of the principal business and principal office of FUBV and FUCV is 213 South Jefferson Street, Roanoke, Virginia 24088 and of FUC is One First Union Center, 301 South College Street, Charlotte, North Carolina 28288-0732.

                  (c) FUCP, a wholly-owned subsidiary of FUBV, is engaged principally in the business of venture capital investing. FUBV, which is engaged principally in the business of banking, is a wholly-owned subsidiary of FUCV. FUCV, which is a bank holding company principally engaged in the business of banking through its subsidiary, FUBV, is a wholly-owned subsidiary (except for directors' qualifying shares) of FUC. FUC is a bank holding company which is principally engaged in the business of banking through its subsidiaries.

                  (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  FUCP and the Company are parties to a Stock Purchase Agreement, dated as of June 11, 1993 (the "Purchase Agreement"), pursuant to which on June 11, 1993 (the "Closing") FUCP purchased, and the Company issued and sold, 1,866,667 shares (the "Purchased Shares") of Common Stock for an aggregate cash consideration of $14,000,000. The source of such funds was internal working capital.

                  The Stock Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by this reference. Certain capitalized terms used in this Statement and not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

                  FUCP purchased the Common Stock pursuant to the Purchase Agreement solely for investment purposes. As of the date of this Statement, FUCP is the direct beneficial owner of 670,282 shares of Common Stock, representing approximately 7.8% of the Company's Common Stock (see Item 5). Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions) and subject to certain agreements with the Company with respect to the transfer or acquisition of Common Stock which are described below, FUCP may from time to time purchase additional securities of the Company or FUCP may actively seek to dispose of all or a portion of its investment in the Company (a) through sales to other institutional or accredited investors in additional privately negotiated transactions, (b) through sales pursuant to Rule 144 under the Securities Act of 1933 or (c) by exercise of its rights to require the Company to register shares of Common Stock held by it under the Securities Act of 1933.

                  Pursuant to the Purchase Agreement, FUCP has agreed that unless otherwise approved in writing by the Company, the aggregate purchase price of Common Stock held at any one time by FUCP and its Affiliates will not exceed $15 million.

                  Pursuant to the Purchase Agreement, FUCP has agreed that unless otherwise consented to in writing by the Company, FUCP will not transfer Purchased Shares constituting more than 5% of the total shares of Common Stock then issued and outstanding to any one Person or "group" (as such term is used under Section 13(d) of the Securities Exchange Act) of Persons.

                  The summary of certain provisions of the Purchase Agreement set forth in this Item 4 and elsewhere in this Statement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement set forth in Exhibit A attached hereto.

                  In addition, pursuant to a Registration Agreement, dated as of June 11, 1993 (the "Registration Agreement") by and between FUCP and the Company, FUCP has been granted certain demand and piggyback registration rights with respect to the Common Stock. The Registration Agreement is attached hereto as Exhibit B.

                  Except as set forth in this Item 4 and elsewhere in this Statement, neither the Reporting Persons nor, to the best knowledge of such Reporting Persons, any of the persons named in Schedule A to this Statement, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) After giving effect to the transactions described in Item 5(c) below, FUCP is the beneficial owner of 670,282 shares of Common Stock, representing approximately 7.8% of the Company's Common Stock.

                  By virtue of the relationship between FUCP and FUBV described in Item 2, FUBV may be deemed to be the indirect beneficial owner of the 670,282 shares of Common Stock beneficially owned by FUCP, representing approximately 7.8% of the Company's Common Stock.

                  By virtue of the relationship between FUCP, FUBV and FUCV described in Item 2, FUCV may be deemed to be the indirect beneficial owner of the 670,282 shares of Common Stock beneficially owned by FUCP, representing approximately 7.8% of the Company's Common Stock.

                  By virtue of the relationship between FUCP, FUBV, FUCV and FUC described in Item 2, FUC may be deemed to be the indirect beneficial owner of the 670,282 shares of Common Stock beneficially owned by FUCP, representing approximately 7.8% of the Company's Common Stock.

                  The percentages calculated in this Item 5 are based upon 8,613,641 shares of Common Stock outstanding as of April 11, 1997.

                  In addition to the holdings listed above, subsidiaries of FUC act as custodian for three accounts which hold an aggregate of 15,200 shares of the Company's Common Stock, or approximately .2% of the aggregate outstanding shares. The Reporting Persons disclaim beneficial ownership with respect to such shares.

                  (b) FUCP has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 670,282 shares of Common Stock beneficially owned by FUCP.

                  By virtue of the relationship between FUCP and FUBV described in Item 2, FUBV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 670,282 shares of Common Stock beneficially owned by FUCP.

                  By virtue of the relationship between FUCP, FUBV and FUCV described in Item 2, FUCV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 670,282 shares of Common Stock beneficially owned by FUCP.

                  By virtue of the relationship between FUCP, FUBV, FUCV and FUC described in Item 2, FUC may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 670,282 shares of Common Stock beneficially owned by FUCP.

                  (c) Other than as described below, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Statement, has effected any transaction in shares of Common Stock during the past 60 days.

                  On June 9, 1997, FUCP sold, in a privately negotiated transaction, 100,000 shares of Common Stock that FUCP acquired pursuant to the Purchase Agreement, to an accredited investor not affiliated with any of the Reporting Persons. On June 13, 1997, FUCP sold, in a privately negotiated transaction, 96,385 shares of Common Stock that FUCP acquired pursuant to the Purchase Agreement, to an institutional investor not affiliated with any of the Reporting Persons. The terms of each sale were the result of arms-length negotiations between FUCP and such investors. The purchase price of the shares sold by FUCP, paid in cash, in each of these transactions was $10.375 per share of Common Stock.

                  On June 20, 1997, FUCP sold, in a privately negotiated transaction, 800,000 shares of Common Stock that FUCP acquired pursuant to the Purchase Agreement, to an investment adviser on behalf of certain of its clients, none of which are affiliated with any of the Reporting Persons. The sale was arranged by Wheat, First Securities, Inc., and the terms of such sale were the result of arms-length negotiations between FUCP and such investment adviser. The gross purchase price of the shares sold by FUCP, paid in cash, was $10.875 per share of Common Stock. Of this gross purchase price, FUCP received $10.625 per share of Common Stock and Wheat, First Securities, Inc.
received $.25 per share of Common Stock.

                  After giving effect to the transactions described in this Item 5(c), the beneficial ownership of the securities of the Company by the Reporting Persons is as set forth in Item 5(a) above.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the

Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit A   --   Stock Purchase Agreement, dated as of June 11, 1993, by and between Chattem, Inc. and First Union Capital Partners,
                    Inc.*

   Exhibit B   --   Registration Agreement, dated as of June 11, 1993, by and
                    between Chattem, Inc. and First Union Capital Partners,
                    Inc.*

   Exhibit C   --   Joint Filing Agreement, dated as of June 11, 1993, by
                    and among First Union Capital Partners, Inc., Dominion Bank,
                    N.A. (now First Union National Bank of Virginia, N.A.),
                    First Union Corporation of Virginia and First Union
                    Corporation.*

---------------
* Filed as an exhibit to the Reporting Person's Schedule 13D Filed June 18, 1993

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                      June 20, 1997

                                      FIRST UNION CAPITAL PARTNERS, INC.


                                      By:  /s/ Ted A. Gardner
                                      Name:      Ted A. Gardner
                                      Title:     Senior Vice President

                                   SCHEDULE A

                    INFORMATION AS TO DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS


                                                                                                   OCCUPATION OR EMPLOYMENT,
                                                       BUSINESS (B)* OR                            NAME OF EMPLOYER, BUSINESS
                                                        RESIDENCE (R)                              OF EMPLOYER, ADDRESS OF
     NAME                                                  ADDRESS                                         EMPLOYER

FIRST UNION
CAPITAL PARTNERS, INC.

DIRECTORS

Robert T. Atwood                                             (1)                    Executive Vice President, Chief Financial
                                                                                    Officer, FUC (1)

Marion A. Cowell, Jr.                                        (1)                    Executive Vice President, General Coun-
                                                                                    sel & Secretary, FUC (1)

EXECUTIVE OFFICERS

W. Barnes Hauptfuhrer                                        (1)                    President (1)

Robert T. Atwood                                             (1)                    Executive Vice President (1)

David B. Carson                                              (1)                    Senior Vice President (1)

Jay M. Chernosky                                             (1)                    Senior Vice President (1)

James C. Cook                                                (1)                    Senior Vice President (1)

Amiel David                                                  (1)                    Senior Vice President (1)

Frederick W. Eubank, III                                     (1)                    Senior Vice President (1)

Ted A. Gardner                                               (1)                    Senior Vice President (1)

L. Watts Hamrick, III                                        (1)                    Senior Vice President (1)

James H. Hatch                                               (1)                    Senior Vice President (1)

Kent S. Hathaway                                             (1)                    Senior Vice President & Treasurer (1)

James M. Kipp                                                (1)                    Senior Vice President & Secretary (1)

David Neal Morrison                                          (1)                    Senior Vice President (1)

Scott B. Perper                                              (1)                    Senior Vice President (1)

Kevin J. Roche                                               (1)                    Senior Vice President (1)

Kenneth R. Stancliff                                         (1)                    Senior Vice President (1)


                                       12



FIRST UNION NATIONAL
BANK OF VIRGINIA

DIRECTORS

George R. Aldhizer, Jr., Esq.                                (B)                    Partner, Wharton, Aldhizer & Weaver,
                                                                                    P.L.C., attorneys
                                                                                    100 South Mason Street
                                                                                    P. O. Box 20028
                                                                                    Harrisburg, VA  22801-7528

J. Richard Carling                                           (B)                    Vice Chairman, FUCV (2)

James B. Crawford                                            (B)                    Chairman & CEO,
                                                                                    James River Coal Company, coal mining
                                                                                    and production
                                                                                    701 East Byrd Street, Suite 1100
                                                                                    Richmond, VA  23219-4529

Warner N. Dalhouse                         (R)                                      Retired
                                           460 Tranquility Road
                                           Moneta, VA  24121

Alice W. Handy                                               (B)                    Treasurer, University of Virginia
                                                                                    P. O. Box 9012
                                                                                    Charlottesville, VA  22906

Robert W. Helms                                             (B)                     Vice Chairman, FUCV (2)

Janet Hill                                                  (B)
                                                                                    Vice President, Alexander & Associates,
                                                                                    Inc., a consulting firm
                                                                                    400 C Street, NE
                                                                                    Washington, DC 20002

James T. Holland                           (R)                                      President & CEO, O'Sullivan Corpora-
                                           261 Merrifield Lane                      tion, vinyl manufacturing
                                           Winchester, VA  22602                    P. O. Box 3510
                                                                                    Winchester, VA  22604

Glenn A. Hunsucker                         (R)                                      President & Chief Operating Officer
                                           135 Plantation Road                      (COO), Bassett Furniture Industries,
                                           Martinsville, VA  24112                  Inc., furniture manufacturing
                                                                                    P. O. Box 626
                                                                                    Bassett, VA  24055

Benjamin P. Jenkins, III                                     (B)                    Chairman, President & CEO, FUCV (2)

William E. Lavery                          (R)                                      Retired
                                           509 Preston Avenue
                                           Blackburg, VA  24060


                                       13



John L. Ray, Esq.                                            (B)                     Partner, Manatt, Phelps & Phillips,
                                                                                    attorneys
                                                                                    1501 M Street, NW
                                                                                    Washington, DC  20005

Thomas L. Robertson                                          (B)                    President & CEO, Carilion Health Sys-
                                                                                    tem, health care provider
                                                                                    P. O. Box 13727
                                                                                    Roanoke, VA  24036-3727

William G. Shenkir                                           (B)                    Professor, University of Virginia
                                                                                    McIntire School of Commerce
                                                                                    420 Rockwood
                                                                                    Charlottesville, VA  22903

Donald G. Smith                                              (B)                      Chairman, CEO, President & Treasurer
                                                                                    Roanoke Electric Steel Corp., manufac-
                                                                                    turer of specialty steel products
                                                                                    P. O. Box 13948
                                                                                    Roanoke, VA  24038

Glenn O. Thornhill, Jr.                                      (B)                    Chairman & CEO, Maid Bess Corp.,
                                                                                    uniform manufacturing
                                                                                    865 Cleveland Avenue
                                                                                    Salem, VA  24153

Paul E. Torgerson                                            (B)                    President, Virginia Polytechnic
                                                                                    Institute & State University
                                                                                    210 Burruss Hall
                                                                                    Blacksburg, VA  24061-0131


EXECUTIVE OFFICERS

Benjamin P. Jenkins, III                                     (2)                    Chairman, CEO and President (2)

Edward E. Crutchfield                                        (2)                    Vice Chairman (2)

J. Richard Carling                                           (2)                    Vice Chairman (2)

Marion A. Cowell, Jr.                                        (2)                    Executive Vice President (2)

Herbert R. Hamlet                                            (2)                    Executive Vice President (2)

Ronald L. Hinkle                                             (2)                    Executive Vice President (2)

Robert G. Hoak                                               (2)                    Executive Vice President (2)

C. Royce Hough                                               (2)                    Executive Vice President (2)

Richard K. Wagoner                                           (2)                    Executive Vice President (2)


Gerald S. Salley                                             (2)                    Senior Vice President & Chief Financial
                                                                                    Officer (CFO) (2)

Richard Carling                                              (2)                    Vice Chairman (2)


                                       14







FIRST UNION CORPORA-
TION OF VIRGINIA

DIRECTORS

George R. Aldhizer, Jr., Esq.                                (B)                    Partner, Wharton, Aldhizer & Weaver,
                                                                                    P.L.C., attorneys
                                                                                    100 South Mason Street
                                                                                    P. O. Box 20028
                                                                                    Harrisburg, VA  22801-7528

J. Richard Carling                                           (B)                    Vice Chairman, FUCV (3)

James B. Crawford                                            (B)                    Chairman & CEO,
                                                                                    James River Coal Company, coal mining
                                                                                    and production
                                                                                    701 East Byrd Street, Suite 1100
                                                                                    Richmond, VA  23219-4529

Warner N. Dalhouse                         (R)                                      Retired
                                           460 Tranquility Road
                                           Moneta, VA  24121

Alice W. Handy                                               (B)                    Treasurer, University of Virginia
                                                                                    P. O. Box 9012
                                                                                    Charlottesville, VA  22906

Robert W. Helms                                              (B)                      Vice Chairman, FUCV (3)

Janet Hill                                                   (B)                     Vice President, Alexander & Associates,
                                                                                    Inc., a consulting firm
                                                                                    400 C Street, NE
                                                                                    Washington, DC 20002

James T. Holland                           (R)                                      President & CEO, O'Sullivan Corpora-
                                           261 Merrifield Lane                      tion, vinyl manufacturing
                                           Winchester, VA  22602                    P. O. Box 3510
                                                                                    Winchester, VA  22604

Glenn A. Hunsucker                         (R)                                      President & Chief Operating Officer
                                           135 Plantation Road                      (COO), Bassett Furniture Industries,
                                           Martinsville, VA  24112                  Inc., furniture manufacturing
                                                                                    P. O. Box 626
                                                                                    Bassett, VA  24055

Benjamin P. Jenkins, III                                     (B)                    Chairman, President & CEO, FUCV (3)

William E. Lavery                          (R)                                      Retired
                                           509 Preston Avenue
                                           Blackburg, VA  24060


                                       15






John L. Ray, Esq.                                            (B)                      Partner, Manatt, Phelps & Phillips,
                                                                                    attorneys
                                                                                    1501 M Street, NW
                                                                                    Washington, DC  20005

Thomas L. Robertson                                          (B)                    President & CEO, Carilion Health Sys-
                                                                                    tem, health care provider
                                                                                    P. O. Box 13727
                                                                                    Roanoke, VA  24036-3727

William G. Shenkir                                           (B)                    Professor, University of Virginia
                                                                                    McIntire School of Commerce
                                                                                    420 Rockwood
                                                                                    Charlottesville, VA  22903

Donald G. Smith                                              (B)                      Chairman, CEO, President & Treasurer
                                                                                    Roanoke Electric Steel Corp., manufac-
                                                                                    turer of specialty steel products
                                                                                    P. O. Box 13948
                                                                                    Roanoke, VA  24038

Glenn O. Thornhill, Jr.                                      (B)                    Chairman & CEO, Maid Bess Corp.,
                                                                                    Uniform manufacturing
                                                                                    865 Cleveland Avenue
                                                                                    Salem, VA  24153

Paul E. Torgerson                                            (B)                    President, Virginia Polytechnic
                                                                                    Institute & State University
                                                                                    210 Burruss Hall
                                                                                    Blacksburg, VA  24061-0131

EXECUTIVE OFFICERS

Benjamin P. Jenkins, III                                     (3)                    Chairman, CEO and President (3)

J. Richard Carling                                           (3)                    Vice Chairman (3)

Robert W. Helms                                              (3)                    Vice Chairman (3)

Gerald S. Salley                                             (3)                    Senior Vice President & CFO

Robert T. Atwood                                             (3)                    Executive Vice President (3)

Robert G. Hoak                                               (3)                    Executive Vice President (3)


                                       16







FIRST UNION
CORPORATION:

DIRECTORS

A. Dano Davis                                                (B)                     Chairman & Principal Executive Officer
                                                                                    Winn-Dixie Stores, Inc., retail grocery
                                                                                    stores
                                                                                    5050 Edgewood Court
                                                                                    Jacksonville, FL  32254



Roddy Dowd, Sr.                            (R)                                      Chairman, Charlotte Pipe and Foundry
                                           1242 Queens Road West                    Company, a manufacturer of pipe and
                                           Charlotte, NC 28207                      fittings
                                                                                    P O Box 35430
                                                                                    Charlotte, NC 28235


William H. Goodwin, Jr.                    (R)                                      Chairman, CCA Industries, a manufac-
                                           6701 River Road                          turer of sports and other equipment and
                                           Richmond, VA 23229                       diversified holding company
                                                                                    901 East Cary Street, Suite 1400
                                                                                    Richmond, VA 23219


Jack A. Laughery                           (R)                                      Chairman, Laughery Investments, a
                                           1750 Hunter Hill Road                    restaurant developer
                                           Rocky Mount, NC 27804                    800 Tiffany Boulevard, Suite 300
                                                                                    Rocky Mount, NC 27804


Radford D. Lovett                          (R)                                      Chairman, Commodores Point Terminal
                                           129 Ponte Vedra Blvd.                    Corp., an operator of a marine terminal
                                           Ponte Vedra Beach, FL                    and a real estate management company
                                           32082                                    P O Box 4069
                                                                                    Jacksonville, FL 32201


Randolph N. Reynolds                       (R)                                      Vice Chairman, Reynolds Metals Com-
                                           860 S River Road                         pany, an aluminum manufacturer
                                           Richmond, VA 23229                       P O Box 27002
                                                                                    Richmond, VA 23261


John D. Uible                              (B)                                      Investor
                                           225 Water Street, Ste. 840
                                           Jacksonville, FL 32202



                                       17






G. Alex Bernhardt, Sr.                     (R)                                      Chairman and Chief Executive Officer,
                                           7120 Green Hill Circle                   Bernhardt Furniture Company, furniture
                                           Blowing Rock, NC 28605                   manufacturing
                                                                                    P O Box 740
                                                                                    Lenoir, NC 28645


W. Waldo Bradley                           (R)                                      Chairman, Bradley Plywood Corporation,
                                           Sylvan Island                            wholesale distributor of building
                                           Savannah, GA 31404                       materials
                                                                                    P O Box 1408
                                                                                    Savannah, GA 31402-1408


Howard H. Haworth                          (R)                                      President, The Haworth Group and The
                                           1340 Scotland Avenue                     Haworth Foundation, Inc., investments
                                           Charlotte, NC 28201                      Charlotte, NC 28201


Leonard G. Herring                         (R)                                      Investor
                                           310 Coffey Street
                                           North Wilkesboro, NC
                                           28659


Mackey J. McDonald                                           (B)                    President & Chief Executive Officer,
                                                                                    VF Corporation, apparel manufacturing
                                                                                    1047 North Park Road
                                                                                    Wyomissing, PA  19610

Lanty L. Smith                             (R)                                      Chairman and Chief Executive Officer,
                                           1401 Westridge Road                      Precision Fabrics Group, Inc., a manu-
                                           Greensboro, NC 27401                     facturer of technical, high-performance
                                                                                    textile products
                                                                                    North Carolina Trust Bldg., Ste. 600
                                                                                    Greensboro, NC 27401


Dewey L. Trogdon                           (R)                                      Chairman, Cone Mills Corporation, a
                                           P O Box 1477                             textile manufacturer
                                           Banner Elk, NC 28604                     1201 Maple Street
                                                                                    Greensboro, NC 27405


Robert J. Brown                            (R)                                      Chairman, President and Chief Executive
                                           1129 Pennywood Drive                     Officer, B&C Associates, Inc., a public
                                           High Point, NC 27265                     relations and marketing research firm
                                                                                    P O Box 2636
                                                                                    High Point, NC 27261



                                       18






Edward E. Crutchfield, Jr.                                   (4)                    Chairman and Chief Executive Officer,
                                                                                    First Union Corporation (4)


R. Stuart Dickson                          (R)                                      Chairman of the Executive Committee,
                                           2235 Pinewood Circle                     Ruddick Corporation, a diversified hold-
                                           Charlotte, NC 28211                      ing company
                                                                                    2000 Two First Union Center
                                                                                    Charlotte, NC 28282


B. F. Dolan                                (B)                                      Investor
                                           1990 Two First Union
                                           Center
                                           Charlotte, NC 28282


John R. Georgius                                             (4)                    Vice Chairman, First Union Corporation
                                                                                    (4)


Max Lennon                                 (R)                                      President, Mars Hill College
                                           President's Home                         50 Marshall Street
                                           Mars Hill College                        Mars Hill, NC 28754
                                           Mars Hill, NC 28754

Ruth G. Shaw                               (R)                                      Senior Vice President, Corporate
                                           288 Avinger Lane                         Resources and Chief Administrative Offi-
                                           Davidson, NC 28036                       cer, Duke Power Company, an investor-
                                                                                    owned electric utility
                                                                                    P O Box 1009
                                                                                    Charlotte, NC 28201-1009


B. J. Walker                                                 (4)                    Vice Chairman, First Union Corporation
                                                                                    (4)


Edward E. Barr                             (R)                                      Chairman, President & Chief Executive
                                           560 Illingworth Avenue                   Officer, Sun Chemical Corporation, a
                                           Englewood, NJ 07631                      graphic arts materials manufacturer
                                                                                    222 Bridge Plaza South
                                                                                    Fort Lee, NJ 07024


Arthur M. Goldberg                         (R)                                      Executive Vice President & President of
                                           Six Kimball Circle                       Gaming Operations, Hilton Hotels Cor-
                                           Westfield, NJ 07090                      poration, lodging and casinos
                                                                                    Beverly Hills, CA



                                       19






Frank M. Henry                             (R)                                      Chairman, Frank Martz Coach Company,
                                           753 Ransom Road                          bus transportation
                                           Dallas, PA 18612                         P O Box 1007
                                                                                    Wilkes-Barre, PA 18773


Juan Rodriquez Inciarte                    (R)                                      Executive Vice President & CFO, Banco
                                           C/Nunez de Balboa, 80,                   Santander, S.A., a Spanish bank
                                           6 degrees                                Paseo de la Castellana, 24
                                           Madrid, Spain 28006                      Madrid, Spain 28046


Joseph Neubauer                            (R)                                      Chairman, President & Chief Executive
                                           210 Rittenhouse Square, W.               Officer, ARAMARK Corporation, pro-
                                           Apt. 3106                                vider or manager of food, leisure, uni-
                                           Philadelphia, PA 19103                   form, health education & distribution
                                                                                    services
                                                                                    ARA, Tower, 1101 Market St.
                                                                                    Philadelphia, PA 19107


Charles M. Shelton, Sr.                    (R)                                      General Partner, The Shelton Companies,
                                           4417 Fox Brook Lane                      investments
                                           Charlotte, NC 28211                      301 S. College St., Suite 3600
                                                                                    Charlotte, NC 28288


Anthony P. Terracciano                                       (4)                    President, First Union Corporation (4)


EXECUTIVE OFFICERS
(NOT OTHERWISE
LISTED ABOVE):

Robert T. Atwood                                             (4)                    Executive Vice President and Chief
                                                                                    Financial Officer, First Union Corpora-
                                                                                    tion (4)

Marion A. Cowell, Jr.                                        (4)                    Executive Vice President, Secretary and
                                                                                    General Counsel, First Union Corpora-
                                                                                    tion (4)


--------------------------
   * The business addresses for such persons are provided in the next column.

         (1) All of the FUCP executive officers and directors can be reached c/o First Union Capital Partners, Inc., One First Union Center, 301 South College Street, 5th Floor, Charlotte, North Carolina 28222-0732.

         (2) Correspondence to such director or executive officer of FUBV may be sent c/o First Union National Bank of Virginia, N.A., 213 South Jefferson Street, Roanoke, Virginia 24088.

         (3) Correspondence to such director or executive officer of FUCV may be sent c/o First Union Corporation of Virginia, 213 South Jefferson Street, Roanoke, Virginia 24088.

         (4) First Union Corporation is registered as a bank holding company, and the address of its principal executive office is One First Union Center, Charlotte, North Carolina 28288 (which is the business address of such director or executive officer)

CITIZENSHIP: All of the directors and executive officers of each of the Reporting Persons are U.S. citizens, other than Mr. Inciarte, who is a citizen of Spain.

                                  EXHIBIT INDEX


Exhibit                               Description                           Page

   A      Stock Purchase Agreement, dated as of June 11,                       *
          1993 by and between Chattem, Inc., and First Union Capital
          Partners, Inc.

   B      Registration Agreement, dated as of June 11 ,1993                    *
          by and between Chattem, Inc., and First Union Capital Partners,
          Inc.

   C      Joint Filing Agreement dated as of June 11, 1993 by                  *
          and among First Union Capital Partners, Inc., Do-minion Bank, N.A. (now First Union National Bank of Virginia, N.A.), First Union Corporation of Vir-ginia and First Union Corporation.



* Filed as an Exhibit to the Reporting Person's Schedule 13D Filed June 18,
1993.